Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Twisted Golf Co

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       May 21, 2025

Physical Address of Issuer:

800 N King Street, Suite 304, Wilmington, DE 19801, United States

Website of Issuer:

https://twistedgolf.co

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167
CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) the amount determined pursuant to the following schedule: (1) 7% of any dollar amounts raised in the Offering up to $100,000.00 and (2) 3.5% of any dollar amounts raised in the Offering exceeding $100,000.01. Additionally, the Issuer shall pay to the Intermediary a non-refundable onboarding fee of five thousand dollars ($5,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

56,391

Price (or Method for Determining Price):

$1.33

Target Offering Amount:

$75,000.03

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,234,999.43

Deadline to reach the Target Offering Amount:

February 6, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

2

	As of Inception (2025)*	For the year-end December 31, 2024*
Total Assets	$0	N/A
Cash & Cash Equivalents	$0	N/A

Current Liabilities	$0	N/A
Long-Term Liabilities	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Loss)	$0	N/A

* The Issuer was formed on May 21, 2025. As such, there are no results for prior periods. <u>Exhibit A</u>, attached hereto and made a part hereof, includes the reviewed inception financials for the Issuer.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Twisted Golf Co



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT

**SPECIAL NOTICE TO FOREIGN INVESTORS**

**NOTICE REGARDING THE ESCROW AGENT**

**TABLE OF CONTENTS**

EXHIBITS:

Exhibit A: Financial Statements

Exhibit B: Subscription Agreement between Investor and Issuer

Exhibit C: Custodial Services Agreement

Exhibit D: Omnibus Nominee Trust Agreement

Exhibit E: Certificate of Incorporation of Issuer

Exhibit F: Bylaws of Issuer

Exhibit G: Video Transcript

Exhibit H: Testing the Waters Communications

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"*Intermediary*"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "*Investors*" or "*you*". The Issuer is referred to herein as the "*Issuer*," "*Company*," or "*we*".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

i

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $75,000.03 (the "*Target Offering Amount*") and up to a maximum amount of $1,234,999.43 (the "*Maximum Offering Amount*") of Common Stock, par value of $0.0001 per share (the "*Securities*") on a best-efforts basis as described in this Form C (this **"*Offering*"**). The Minimum Individual Purchase Amount is $100.00, and the Maximum Individual Purchase Amount is $124,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may

Offering Amount by February 6, 2026 (the "***Offering Deadline***"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third-party escrow agent meeting the requirements of Regulation CF ("***Escrow Agent***") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

All investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of the Subscription Agreement (attached as Exhibit B), Custodial Services Agreement (attached as Exhibit C) and Omnibus Nominee Trust Agreement (attached as Exhibit D). Under the Subscription Agreement, Custodial Services Agreement, and Omnibus Nominee Trust Agreement, Securities sold in this Offering will be deposited into a custodial account ("***Custodial Account***") with BitGo Trust Company, Inc., who will serve as the custodian (the "***Custodian***") for the Securities sold in this Offering. In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by BitGo Trust Company, Inc. as nominee ("***Nominee***") for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as Exhibit D.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

1

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/twisted-sports (the "***Deal Page***"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide

does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled, and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "***Initial Closing***"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "***Subsequent Closing***") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C, the Subscription Agreement attached as Exhibit B, Custodial Services Agreement attached hereto as Exhibit C, and Omnibus Nominee Trust Agreement attached as Exhibit D, in conjunction with the following summary information.

Additionally, the primary documents governing voting and the rights and preferences of Investors holding the Securities are the Certificate of Incorporation (the "***Certificate of Incorporation***") attached as Exhibit E, and the Issuer's Bylaws attached as Exhibit F (the "***Bylaws***", together with the Certificate of Incorporation, the "***Governing Documents***"). All statements in this Form C regarding the rights and preferences, and terms, of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Documents.

The Securities are "**Common Stock**. Unless otherwise required by law, the Common Stock carries no management, or control rights in the Issuer. Additionally, the Securities are not convertible.

Pricing

The Securities are being offered at a price per share of Common Stock of $1.33. The Investor will receive the number of shares of Common Stock equal to the amount the Investor paid for the Securities (the "***Purchase Amount***") divided by $1.33 (as rounded to the lowest whole number).

Authorized Capitalization

Dividends and/or Distributions

The Securities entitle Investors to dividends, as and when declared by the Issuer's management, proportionally in accordance with their ownership.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as Exhibit D), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions. Investors agree to indemnify Nominee per the terms of the Omnibus Nominee Trust Agreement.

Voting and Control

The Securities have voting rights equal to one vote per share of Common Stock. However, the Investors will be minority owners in the Company and the Securities will carry limited voting, management or control rights in the Issuer. Investors should not purchase the Securities if they are not comfortable with this limited voting and control.

In addition, to facilitate the Offering and Investors being able to act together and cast a vote as a group, the Lead will act as proxy on behalf of Investors in respect to instructions related to the Securities. The Lead will be entitled, among other things, to exercise any voting rights conferred upon the holder of the Securities, and to execute on behalf of an investor all transaction documents related to any transaction or other corporate event affecting the Securities. The Lead will vote consistently at the direction of the Chief Executive Officer of the Issuer (the "**Lead**").

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that

accounts designated by Investors, Investors may only transfer their beneficial interest in the Securities and not the Securities themselves. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them, particularly as transfers will require coordination with the Custodian and only the beneficial interest in such Securities, and not legal ownership, may be transferred.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

Furthermore, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following the date of the final prospectus plus such additional period as may reasonably be requested by the Issuer or the underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

Prohibition on Creation of Security Interest

The Investor may not grant a security interest in the Securities or otherwise encumber the Investor's Common Stock in any manner.

Other Material Terms

• The Issuer does not have the right to repurchase the Securities.
• Transfer restrictions may conflict with the terms of the Custodial Services Agreement as described in Exhibit C and Omnibus Nominee Trust Agreement described in Exhibit D.
• If the Investor seeks to transfer beneficial interests in the Securities, the terms of the Governing Documents will govern. Since the legal title to the Securities will be held by the Nominee, Investors will need to coordinate any permitted sales/transfers of the Securities with the Nominee (as Nominee and Custodian) pursuant to the afore referenced Custodial Services Agreement and Omnibus Nominee Trust Agreement.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) the amount determined pursuant to the following schedule: (1) 7% of any dollar amounts raised in the Offering up to $100,000.00 and (2) 3.5% of any dollar amounts raised in the Offering exceeding $100,000.01. Additionally, the Issuer shall pay to the Intermediary a non-refundable onboarding fee of five thousand dollars ($5,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Issuer's Co-Founders currently own all of the outstanding shares of Common Stock, and they will exercise voting control.

Prior to the Offering, Jacques Ungerer, the Co-Founder, CEO and Director , and Gabi Powel, the Co-Founder, Chief Creative Officer and Director, beneficially own all of the outstanding share of Common Stock of the Issuer. Subject to any fiduciary duties owed to other shareholders under Delaware law, the Co-Founders may be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant Issuer transactions, and will have significant control over the Issuer's management and policies. The Co Founders may have interests that are different from yours. For example, they each may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Issuer or otherwise discourage a potential acquirer from attempting to obtain control of the Issuer, which in turn could reduce the price potential investors are willing to pay for the Issuer. In addition, the Co-Founders could use their voting influence to maintain the Issuer's existing management, delay or prevent changes in control of the Issuer, issue additional securities which may dilute you, repurchase securities of the Issuer, enter into transactions with related parties or support or reject other management and board proposals that are subject to shareholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business   financial condition or results of operations may be adversely affected

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Issuer relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Issuer's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we   expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as   infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These   lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's business plan is based on numerous assumptions and projections that may not prove accurate.

The Issuer's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Issuer's ability to adhere to, and implement, its business plan will depend upon the Issuer's ability to successfully raise funds and a variety of other factors, many of which are beyond the Issuer's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Issuer believes the assumptions upon which the Issuer's business and financial projections are based have reasonable bases, the Issuer cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate,

including growth of the economy in general and trends in the vehicle industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Issuer or any other person that the overall objectives of the Issuer will ever be achieved or that the Issuer will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

The Issuer's success depends on the experience and skill of its executive officers and key personnel.

attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to

as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding users of our network, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We are a sports entertainment media company creating the world's first fan-powered golf network. The amount of users of our network and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our network and the services offered. If clients do not perceive our network or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

We have not prepared any audited financial statements.

The financial statements attached as <u>Exhibit A</u> to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy

investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security, such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud, could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license

to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit G. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

pursuant to the following schedule: (1) 7% of any dollar amounts raised in the Offering up to $100,000.00 and (2) 3.5% of any dollar amounts raised in the Offering exceeding $100,000.01. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase the Securities, Investors will designate the Lead (as defined herein) to act as proxy on behalf of Investors in respect to instructions related to the Securities. The Lead will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities, and to execute on behalf of an investor all transaction documents related to the transaction. Thus, by participating in the Offering, investors will grant broad discretion to a third-party (the Lead and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Lead and grant broad authority to the Lead to take certain actions on behalf of the investor.

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the Securities in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Lead who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities. As such, an Investor will never become an equity holder, merely a beneficial owner of an equity interest.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF beginning one year following the issuance of the Securities. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with BitGo Trust Company, Inc., who will serve as the custodian and nominee for the Securities.

An investment in the Issuer's Securities could result in a loss of your entire investment.

An investment in the Issuer's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Issuer. If there is a liquidation event, or change of control for the Issuer, the Securities being offered do not provide you with any protection.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never undergo a liquidity event.

The Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If a liquidity event never occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Issuer cannot predict whether the Issuer will successfully effectuate the Issuer's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities, and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues, prior earnings or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Twisted Golf Co, soon to be renamed to Twisted Sports Co (the "***Issuer***"), is building the world's first fan driven sports entertainment network, powered by a scalable studio model. a sports entertainment media company creating the world's first fan-powered golf network.

The Issuer was formed on May 21, 2025, as a Delaware corporation and is headquartered in Delaware. The Issuer sells its products and services through the internet throughout the United States and internationally. The Issuer's website is https://twistedgolf.co.

Business Plan

Each studio under the Twisted Sports umbrella will be dedicated to a specific vertical, beginning with golf, and will produce multiple reality franchises designed for global distribution. Fans participate directly in the process by funding seasons, voting on outcomes, and shaping the culture around each show, creating built in engagement and loyalty. Over time, Twisted Sports will stand up additional fan owned studios across new verticals such as combat, outdoor, and lifestyle, each generating content, sponsorship revenue, merchandise, and fan raises. Together, these studios form a unified network with diversified revenue streams, global reach, and a repeatable model for building high-value sports entertainment IP.

For the golf vertical, the Issuer produces high-drama reality shows, immersive sports competitions, and global cultural content centered around golf. This vertical's mission is to radically reinvent how golf is experienced, produced, and distributed by putting power in the hands of the fans.

The Issuer plans to significantly expand its business through IP acquisition and production, by increasing sales and marketing and investing in its operations. The capital we raise here will empower us to increase our content and sales and marketing efforts, while building out our infrastructure, as we continue to aggressively grow and expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Reality Television Franchises	We create original, IP-owned competition shows, initially centered on golf and then will move into other verticals, targeting global audiences across platforms like YouTube, DAZN, and SuperSport. These series blend intense athletic competition, cinematic production value, and unscripted drama. Each show is designed to stand alone as a bingeable franchise with its own fan base, sponsor partners, and monetization stack.	Primarily aged 18–45, our audience is composed of fans who consume unscripted sports, competition-based reality shows, and behind-the scenes athletic storytelling.

	offering branded apparel, collaboration drops with endemic brands, and product integrations tied directly to storylines and episodes. Our "TwistedMade" label curates exclusive capsule collections that extend the fan experience into the physical world.
Fan Participation & Ownership Model	Through a proprietary revenue-share structure, fans can invest directly in individual seasons or shows, vote on creative decisions (like casting or plot twists), and profit from a show's performance. This model turns viewers into stakeholders and disrupts the traditional gatekeeper model of sports media.

YouTube & Social Media Content Network	All of our franchises and branded content are distributed through our growing YouTube network, which includes the recent acquisition of a 26-million-view channel. We use short form and long-form content to drive awareness, engagement, and conversion to investment, merchandise, and community.
Live & Experiential Events	Our ecosystem extends beyond the screen through tentpole events such as launch parties, live finales, fan-golf (and other sports in the future) tournaments, and influencer-hosted challenge days that recreate moments from the shows.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our primary competition is across the following segments:

1. Streaming Platforms and OTT Networks

We compete for attention and viewership with major platforms like Netflix, YouTube Originals, Hulu, Amazon Prime Video, and Apple TV, which have increased their investment in unscripted, sports-adjacent, and reality formats. These platforms often license or produce high-budget, globally distributed sports docuseries or celebrity-driven competition formats.

2. Traditional Sports Media Networks

Sports-centric networks such as ESPN, Golf Channel (NBC), CBS Sports, Sky Sports, and Fox Sports represent competition for our golf vertical through the distribution of golf and golf-adjacent programming. While they often stick to more conventional formats (live coverage, analysis, instruction), some are beginning to experiment with entertainment-forward or docuseries formats.

3. Creator-Led & Niche Media Brands

For our golf vertical, we also compete with the rise of creator-led golf content platforms like Good Good, Bob Does Sports, Rick Shiels, and ForePlay by Barstool Sports, which dominate on YouTube and social channels. These groups maintain massive golf-focused followings, and their content blends entertainment, humor, and athleticism, overlapping with our target demographic.

Customer Base

Twisted Golf Co's customer base spans a diverse range of demographics united by a passion for sports, competition, and culture-forward entertainment. Our audience includes:

1. Sports & Reality TV Fans

Our audience is composed of fans who consume unscripted sports, competition-based reality shows, and behind the-scenes athletic storytelling. They skew digitally native, with strong engagement across platforms like YouTube, Instagram, TikTok, and X.

2. Golf Enthusiasts and Lifestyle Consumers

For our golf vertical, our content resonates with traditional golf fans looking for a new edge, as well as younger audiences discovering the sport through influencers and culturally driven narratives. This group includes both recreational players and fans of professional tours who seek alternative formats, edgier tone, and character-driven

storytelling.

3. Brand-Conscious, Socially Engaged Viewers

Many of our fans are drawn to the unique intersection of competition, fashion, music, travel, and creator culture that we integrate into every show. They respond to high-stakes drama, immersive visual storytelling, and the opportunity to actively shape and support the content through voting, investment, or merch.

4. Global Expansion Demographic

As we roll out shows across Asia, Europe, and Australia, our customer base is increasingly international. For our golf vertical, this includes emerging golf markets and lifestyle audiences who are eager for global formats that reflect their stories, athletes, and energy, not just Western narratives.

Supply Chain

Although the Issuer is dependent upon certain third-party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services, or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Issuer currently does not have any registered patents or trademarks, but operates under common law trademarks including:

Twisted Golf Co.™
Breaking Point™
The Grid™
Dogleg™,
Matchplay™

These trademarks are actively used across branding, marketing, digital media, and merchandise, and are in the process of being prepared for formal USPTO registration. We have taken internal steps to document commercial use and establish common law rights.

All intellectual property of the Issuer is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

Employees

The Issuer currently has 2 full-time employees and works with a total of 5 consultants.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	7%	$5,250	3.78%**	$46,725
IP Acquisition & Production (1)	60%	$45,000	61.22%	$756,025
Operations (2)	18%	$13,500	20%	$247,000
Marketing (3)	15%	$11,250	15%	$185,250
Total	**100%**	**$75,000+**	**100%**	**$1,235,000+**

*Excludes onboarding fees of $5,000.
**Pursuant to the agreement between the Issuer and the Intermediary, the Issuer shall pay a fee of (1) 7% of any dollar amounts raised in the Offering up to $100,000.00 and (2) three and one half percent (.35%) of any dollar amounts raised in the Offering exceeding $100,000.01 and up to $1,235,000.00. The percentage in the *"% of Proceeds if Maximum Offering Raised"* column in the table above reflects this blended rate.
+These figures are rounded to the nearest whole dollar.

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's marketing or operations requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) IP Acquisition & Production

The Company will use proceeds to acquire and produce premium original content under the Twisted Golf Co. brand. This includes a $350,000 acquisition of The Grid IP, establishing full ownership of one of our anchor titles. Additional production capital will fund the creation of multiple reality TV franchise shows—covering scouting, full-season filming, and post-production—executed with international crews. This category also includes the acquisition of existing YouTube channels and creator-side tech tools, enabling us to own the audience, not just the content, and build a vertically integrated content-distribution model.

(2) Operations

Proceeds will be allocated toward building out operational infrastructure. The founders currently cover legal, finance, investor relations, and admin. This round will allow us to bring on key legal and accounting support, implement scalable systems, and streamline investor communication and backend processes with a lean but effective team.

(3) Marketing

This portion of the raise will fund go-to-market efforts for our first wave of shows and the Twisted Golf Co. brand as a whole. This includes paid digital media, influencer activations, creator collaborations, PR campaigns, premiere events, and merchandising campaigns. These funds are critical to establishing early traction, building hype, and attracting both fan and commercial interest to our ecosystem

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jacques Ungerer	Co-Founder, CEO and Director	Founder & CEO, Twisted Golf Co (2025 – Present) Leads the company's strategic vision, content development, investment strategy, and production operations. As CEO, he oversees all company operations, show development, fundraising, and business growth. Owner, Twisted Fox Creative, 2022 - 2025 – Built and led a creative agency focused on brand strategy, media production, and marketing.	B.B.A., International Business, Finance & Accounting – Northwood University, 2015

| | Officer, and Director | Officer, Twisted Golf Co (2025 – Present)

Responsible for show aesthetics, cast development, and overall creative direction. As Chief Creative Officer, she oversees visual storytelling, talent development, and brand tone across all content.

Owner, Gabi Powel (Content Creator) (2020 - Present) – Built a personal brand and digital following in golf entertainment. | Business Administration – Florida International University, 2019 |

Biographical Information

Jacques Ungerer: Jacques is the Co-Founder, Chief Executive Officer and Director of the Issuer. He previously owned Twisted Fox Creative, where he led branded content and storytelling for global sports and lifestyle clients. Jacques brings over a decade of experience at the intersection of content, culture, and commerce, with a unique ability to develop talent and IP from the ground up. He oversees the company's creative vision, fundraising strategy, and global growth. He holds a B.B.A. in International Business, Finance, and Accounting from Northwood University.

Gabi Powel: Gabi is the Co-Founder, Chief Creative Officer and Director of the Issuer, where she drives the brand's visual identity, talent casting, and creative direction across all shows. Prior to founding Twisted, she built a personal brand as a professional golf content creator, amassing a large following across social platforms. Her deep knowledge of golf culture and storytelling helps shape the authentic, raw tone of Twisted's productions. Gabi graduated from Florida International University in 2019 with a B.B.A. in Business Administration.

Indemnification

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

18

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"),. As of the date of this Form C, 6,666,668 shares of Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	6,666,668
Par Value Per Share	$0.0001
Voting Rights	One vote per share

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer does not have any outstanding Options, SAFEs, Convertible Notes or Warrants.

Outstanding Debt

As of the date of this Form C, the Issuer does not have any debt outstanding:

19

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jacques Ungerer	5,000,001 shares of Common Stock	75%
Gabi Powel	1,666,667 shares of Common Stock	25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of August 31, 2025, the Company had an aggregate of approximately $15,000 in cash and cash equivalents, leaving the Company with approximately 4 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer may concurrently undertake to raise additional capital by offering to sell securities, including but not limited to Common Stock or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily, and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	N/A	6,666,668	N/A	May 21, 2025	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons: None

21

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "*Exchange Act*") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "*Investment Company Act*")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "*Securities Act*") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws. The Issuer is not

subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://twistedgolf.co

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C, or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

23
SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Twisted Golf Co
(Issuer)

By:/s/ Jacques Ungerer
(Signature)

Jacques Ungerer
(Name)

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jacques Ungerer
(Signature)

Jacques Ungerer
(Name)

Director
(Title)

October 6, 2025
(Date)

/s/ Gabi Powel
(Signature)

Gabi Powel
(Name)

Director
(Title)

October 6, 2025
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Exhibit A

TWISTED GOLF CO

FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY ENDED MAY 21, 2025 (INCEPTION DATE)
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Directors of
Twisted Golf Co
Palm Beach Gardens, Florida

We have reviewed the accompanying financial statements of Twisted Golf Co (the "Company,"), which comprise the balance sheet as of May 21, 2025, and the related statement of operations, statement of stockholders' equity/(deficit), and cash flows for the one day ended May 21, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 6, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

August 7, 2025
Los Angeles, California

1

TWISTED GOLF

CO Bᴀʟᴀɴᴄᴇ Sʜᴇᴇᴛ

      As of Inception May 21, 2025

(Uɴᴀᴜᴅɪᴛᴇᴅ**)**

      (USD)

      ASSETS

      Current Assets:

      Cash $ - **Total Current Assets - TOTAL ASSETS $ - LIABILITIES AND STOCKHOLDERS' EQUITY**

      Total Liabilities $ - **STOCKHOLDERS' EQUITY/ (DEFICIT)**

      Common Stock 667 Subscription Receivable (667) Retained Earnings/(Accumulated Deficit) - **Total**

      Stockholders' Equity/(Deficit) - Total Liabilities and Stockholders' Equity/(Deficit) $ -

See accompanying notes to financial statements.

TWISTED GOLF CO

STATEMENT OF OPERATIONS

(UNAUDITED)

~~For the one day ended~~ May 21, 2025 (USD)

Net Revenue $ - Cost Of Goods Sold -

Gross Profit/(Loss) - Operating Expenses
General and Administrative -
Total Operating Expenses - Operating

Income/(Loss) - Interest Expense -
Income/(Loss) Before Provision For Income

Taxes - Provision/(Benefit) For Income Taxes -

Net Income/(Net Loss) $ - *See accompanying*

notes to financial statements.

TWISTED GOLF CO

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY/ (DEFICIT)

(UNAUDITED)

(in , $US)	Shares	Amount	Common Stock Subscription Receivable	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Inception Date—May 21, 2025	-	-	$ -	$ -	-
Issuance of stock	6,666,668	667	(667)	-	-
Net Income/(Loss)	-	-		-	-
Balance—May 21, 2025	**6,666,668**	**$ 667**	**$ (667)**	**$ -**	**$ -**

See accompanying notes to financial statements.

TWISTED GOLF CO

STATEMENT OF **C**ASH **F**LOWS

(UNAUDITED**)**

For the one day ended May 21, 2025 (USD)

CASH FLOW FROM OPERATING ACTIVITIES

Net Income/(Loss) $ -

Net Cash Provided By /(Used In) Operating Activities - Change In Cash -

Cash—Beginning Of The Day - **Cash—End Of The Day $ - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION**

Cash Paid During The Year For Interest **$ -** Cash Paid for Tax

OTHER NON CASH FINANCING ACTIVITIES

Issuance of 10,000,000 shares of common stock in exchange for a subscription receivable **$ 667** *See accompanying notes to financial statements.*

TWISTED GOLF CO
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE ONE DAY ENDED MAY 21, 2025 (INCEPTION DATE)

1. NATURE OF OPERATIONS

Twisted Golf Co was incorporated on May 21, 2025, in the state of Delaware. The financial statements of Twisted Golf Co (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Palm Beach Gardens, Florida.

Twisted Golf Co is a sports entertainment network focused on golf. The company produces original content, including competition shows, culture documentaries, and travel series, with fans actively participating in shaping the direction of the brand. The Company anticipate generating future streams from media content, advertising, merchandise, sponsorships, and IP licensing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financialstatements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Related Party Transaction

The Company may enter into financing or other business arrangements with related parties, including significant shareholders and entities under common control. All related party transactions are subject to review and approval by management to ensure they are conducted on an arm's length basis or under terms considered reasonable in light of the nature of the relationship and the Company's business needs.

TWISTED GOLF CO

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY ENDED MAY 21, 2025 (INCEPTION DATE)

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements are issued.

3. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001 per share. As of May 21, 2025, 6,666,668 shares have been issued and are outstanding.

4. RELATED PARTY

There were no related party transactions during the period ended May 21, 2025.

5. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of May 21, 2025, there were no pending or threatened lawsuitsthat could reasonably be expected to have a material effect on the results of the Company's operations.

6. GOING CONCERN

The Company lacks significant working capital and has only recently formed. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from May 21, 2025, through the date the financial statements are issued, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

7

EXHIBIT B

Subscription Agreement

Exhibit B
Twisted Golf Co.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION

The Board of Directors of Twisted Golf Co.
800 N King Street, Suite 304
Wilmington, DE 19801

Ladies and Gentlemen:

The undersigned (the "**Investor**") understands that Twisted Golf Co., a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 928,571 shares of Common Stock, par value $0.0001 per share ("**Securities**") at a price of $1.33 per share for purchasers in the Offering (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $75,000.03 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,234,999.43 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Securities as set forth in the Form C. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal fee equal to (i) seven percent (7.0%) of any dollar amounts raised from investors under the Offering up to $100,000.00 and (ii) three and one-half percent (3.5%) of any dollar amounts raised in the Offering exceeding $100,000.01. In addition, the Company will pay the Portal a securities commission equivalent to two percent (2.0%) of the dollar value of the Securities issued to the investors in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/twisted-sports (the "**Deal Page**"). Additionally, the Issuer shall pay to the Intermediary a non-refundable onboarding fee of five thousand dollars ($5,000.00).

1. Subscription; Custodian; Securities Entitlement.

(a) Subscription. Subject to the terms of this Subscription Agreement and the Form C, the Investor hereby subscribes to purchase the number of Securities equal to the quotient of the Investor's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned and delivered on the Company's behalf and subject to Section 3. No person may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**"). Fractional shares will not be issued and the number of Securities to be issued to Investor based on the aggregate Purchase Price will be determined by rounding down to the nearest whole share.

(b) Custodian; Securities Entitlement. The Company and the Investor authorize BitGo Trust Company, Inc. and its successors and assigns (the "**Custodian**"), as the custodian for the benefit of the Investor, to hold the Securities and any securities that may be issued upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon any acceptance of this Subscription Agreement, the Company shall issue and deliver the Securities to the Custodian, who shall solely hold such Securities for the benefit of the Investor and shall be a "protected purchaser" of such Securities within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 8-501 of the Delaware Uniform Commercial Code in the Securities equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the Securities in the Offering. Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Company. Investors acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

2. Closing.

(a) Closing. Subject to Section 3(b), the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") in accordance with the Form C.

(b) Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the Investor contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3. Termination of the Offering; Other Offerings. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on

Company's agents as follows:

(a) The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(b) The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise about the success of the Company.

(c) The Investor (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The Investor agrees and covenants that the Investor will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(d) The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the Investor's investment in the Securities.

(e) The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(f) The Investor is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(g) The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(h) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(i) The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

subscription and receive a full refund.

(k) The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(l) The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(m) The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations   and agreements contained in this Subscription Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement   under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(o) The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv)   the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued   beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(q) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the

general principles of equity.

(r) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(s) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Securities acquired by the Investor hereunder.

(t) The Investor is not (i) a citizen or resident of a geographic area in which the subscription, or holding, of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify the Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying Securities to a party subject to U.S. or other applicable sanctions.

(u) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the Investor of the Subscription Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Securities.

(v) HIGH RISK INVESTMENT. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

5. Company Representations. The Investor understands that upon issuance to the Investor of any Securities, the Company will be deemed to have made the following representations and warranties to the Investor as of the date of such issuance:

(a) Corporate Power. The Company is a Delaware corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) <u>Valid Issuance</u>. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Articles of Organization, as amended and/or restated from time to time, and Operating Agreement of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) <u>Authorization</u>. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued hereunder, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or Bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e) <u>No Conflict</u>. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(f) <u>Operation</u>. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(g) <u>Consents</u>. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's manager and/or member approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(h) <u>Securities Matters</u>. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 and is not excluded from the definition of investment company by section 3(b) or section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on section 4(a)(6) of the Securities Act as a result
of a disqualification as specified in Rule 503 of the Regulation CF. The Company has a specific business plan and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent required, the Company has filed with the SEC and has provided to investors the ongoing annual reports required under Regulation CF prior to the filing of the

(i) <u>Transfer Agent</u>. The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Securities.

6. <u>Indemnification</u>. The Investor acknowledges that the Company and the Custodian and each of their respective founders, officers, directors, employees, agents, and affiliates, are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for sale to the Investor without having first registered the issuance of the Securities under the Securities Act or the securities laws of any state. The Investor also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Investor agrees to indemnify and hold harmless the Company and the Custodian and each of their respective founders, officers, directors, managers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

7. <u>Market Stand-Off and Power of Attorney</u>.

(a) In connection with any IPO (as defined below), the Investor shall not directly or indirectly, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then issued hereunder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise. Such restriction (the "**Market Stand-Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter (the "**Lock-up Period**"). In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

(b) The foregoing provisions will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock. Notwithstanding anything herein to the contrary,
the underwriters in connection with the IPO are intended third-party beneficiaries of these provisions will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with the above or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates

TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) For consideration received and acknowledged, each Investor, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this section and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

(e) "**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the SEC and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Company in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

(f) "**Capital Stock**" means the capital stock of the Company, including, without limitation, common stock and preferred stock.

8. Obligations Irrevocable. Following the Closing, the obligations of the Investor shall be irrevocable. The Company, the Custodian and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given by the Investor in written or electronic form. The Custodian and the Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Notices. All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor or the Company from time to time designate in writing in or through the Portal.

11. Governing Law. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be

principles of conflicts of laws.

12. <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13. <u>Entire Subscription Agreement</u>. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14. <u>Waiver; Amendment</u>. Any provision of this Subscription Agreement may be amended, waived or modified only at the direction of the Chief Executive Officer of the Company (the "**Lead**").

15. <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANYAND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16. <u>Invalidity of Specific Provisions</u>. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

17. <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

18. <u>Counterparts</u>. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
19. <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format ("**.pdf**") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

20. <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

21. <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

22. <u>Notification of Changes</u>. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect. The Investor agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

23. <u>Tokenization and Fractionalization</u>. The Company has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor one or more types of digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, securities entitlement or economic arrangement to the Securities or as a technological means of providing a transfer instruction to the

convertible into or exercisable or exchangeable (directly or indirectly) for shares of Capital Stock on behalf of others. Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders. All securities issued under this instrument, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Company's sole discretion. So long as Brassica Trust Company LLC or its successors and assigns is the Custodian, the Company or the Lead shall provide Custodian with written notice of a determination by the Company to Tokenize the Securities or any securities that may be issued upon conversion thereof, such notice to be reasonably sufficient in time to arrange in advance of Tokenization a custodian of the Tokens to an alternate custodian as needed.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of _____, 2024.

COMPANY:

Twisted Golf Co.

By: _____

Name: Jacques Ungerer

Title: CEO

Address: 800 N King Street, Suite 304
           Wilmington, DE 19801

Email: investors@twistedgolf.co

INVESTOR:

By: _____

Name: _____

Title: _____

Number of Securities
(shares of Common Stock): _____
Price Per Share: $_____
Total Subscription Amount: $ _____

EXHIBIT C

Custodial Services Agreement

Exhibit C



BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

CLIENT (ENTITY OR INDIVIDUAL) NAME ("CLIENT")

[ADDRESS]

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client's Assets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i). "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

1. SERVICES.

1.1. Custodian. Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets, Fiat

(a) Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

(b) The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

(c) Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

1.3. Fiat Services.

(a) As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b) Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c) Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is

limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d) Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire

Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e) Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

1.4. Securities Services.

(a) To Custodial Account. Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account. Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

    i. Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

    ii. Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b) From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

    i. Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

    ii. Custodian will provide Client with a confirmation of the pending transfer.

    iii. If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

    iv. If Client separately maintains one or more blockchain-based tokens, including self custodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

1.5. Third-Party Payments. The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving Assets that Client intends to store, or have stored, in Client's Custodial Account.

1.6. API Access.

(a) Most Services are provided through https://www.bitgo.com/ or any associated websites or application programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b) All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time. In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

1.7. Fees. The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision. Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

1.8. Acknowledgement of Risks.

(a) <u>General Risks; No Investment, Tax, or Legal Advice; No Brokerage</u>. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED

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TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b) <u>Material Risk in Investing in Digital Currencies</u>. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR

FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;

(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;

(4) SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;

(5) THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;

(6) THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE; (7) THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;

(8) THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;

(9) THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND

(10) ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c) CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NON EXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d) Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES

THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

2. CUSTODIAL ACCOUNT.

2.1. Registration; Authorized Persons

(a) To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b) Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an "Authorized Person" as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

2.2. General. The Custodial Services allow Client to deposit supported Assets to Client's Account, and to withdraw supported Assets from Client's Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a "Custody Transaction"). The Assets stored in Client's Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

2.3. Instructions.

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(a) Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b) Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c) The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d) The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

Instructions.

(f) If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g) Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian's gross negligence, fraud, or willful misconduct.

(h) Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

2.4. Digital Asset Deposits and Withdrawals.

(a) Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b) Client must initiate any withdrawal request through Client's Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client's Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests

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made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c) As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

2.5. Access Time.

(a) Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any

(b) Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c) Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

2.6. Supported Digital Assets. The Custodial Services are available only in connection with those Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

2.7. Advanced Protocols. Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to

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attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

2.8. Operation of Digital Asset Protocols.

(a) Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and (ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and (iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b) Client agrees that an "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at www.bitgo.com/resources/bitgo-fork-policy). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

2.9. Account Statements.

(a) Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b) The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c) To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

2.10. Independent Verification. If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's

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Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

2.11. Support and Service Level Agreement. Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgo service-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

2.12. Clearing and Settlement Services.

(a) Custodian may offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and

Partner"). Client acknowledges that the Settlement Service is an API product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody. For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b) The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

    i. A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

    ii. A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

    iii. A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

    iv. In any one-sided or two sided request, the Settlement Partner must be identified and selected by Client prior to submitting a settlement request.

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    v. Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction. This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction. Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

    vi. Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner. Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

    vii. Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

viii. Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

ix. Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c) Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d) Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e) Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f) Clearing and settlement transactions shall be subject to all Applicable Law.

3. USE OF SERVICES.

3.1. Company Site and Content. Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and

(v9/24)

use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2. Website Accuracy. Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and

Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3. Third-Party or Non-Permissioned Users. Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4. Prohibited Use. Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the

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Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

3.5. Security; Client Responsibilities.

(a) Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets . Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any

at security@bitgo.com.

(b) Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c) Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

3.6. Taxes. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law. Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

3.7. Third Party Providers. Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including

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BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

3.8. Developer Applications.

(a) Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b) Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use) and Appendix 1).

(c) Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

4. CUSTODIAN OBLIGATIONS.

4.1. Insurance. Custodian will obtain and/or maintain insurance coverage in such types and amounts

~~Services~~ only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

4.2. Standard of Care. Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct   on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

4.3. Business Continuity Plan. Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

5. TERM; TERMINATION.

5.1. Initial Term; Renewal Term. This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

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5.2. Termination for Breach. Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

5.3. Suspension, Termination, or Cancellation by Custodian.

(a) Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

i. Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;

ii. Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement; iii. Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of this Agreement);

iv. Custodian service partners are unable to support Client's use;

v. Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;

vi. Client fails to pay fees for a period of 90 days; or

vii. Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

5.4. Effect of Termination. On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1. 7, 1. 8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

5.5. Early Termination. Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise

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its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically

as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.

7. REPRESENTATIONS, WARRANTIES, AND COVENANTS.

7.1. By Client. Client represents, warrants, and covenants to Custodian that:

(a) To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating

terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b) To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c) Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d) Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e) To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f) Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to remove

(g) Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h) Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i) All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j) Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

7.2. By Custodian. Custodian represents, warrants, and covenants to Client that:

(a) Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b) Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c) Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d) Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

7.3. Notification. Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

8. DISCLAIMER. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY

FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY, BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

9. CONFIDENTIALITY, PRIVACY, DATA SECURITY.

9.1. Confidentiality.

(a) As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use

Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b) Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c) Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information" means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

9.2. Privacy. Client acknowledges that Client has read the BitGo Privacy Notice, available at

program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

10. INDEMNIFICATION.

10.1. Indemnity. Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to reasonable attorneys' fees and costs resulting from any third-par



BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3-MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

11.3. **EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY.** THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED ASSETS .

12. MISCELLANEOUS.

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12.1. **Notice.** All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

12.2. **Publicity**. Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

12.3. **Entire Agreement.** This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

12.4. **Computer Viruses.** Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing   messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

12.5. **No Waiver.** The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

12.7. Assignment. Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

12.8. Severability. If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

12.9. Survival. All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

12.10. Governing Law. The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

12.11. Force Majeure. Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

12.12. Relationship of the Parties. Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

[*Remainder of page intentionally left blank. Signature page follows*.]

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

By:

Name:

BITGO TRUST COMPANY, INC.

Title:

By:

Date:

Name:

Title:

Date:

Address for Notice:

_____

Address for Notice:

_____

6216 Pinnacle Place
Suite 101
Sioux Falls, SD 57108
Attn: Legal
Email: legal@bitgo.com

_____

Attn:

[CLIENT NAME]

Email:

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